Hewlett-Packard Company 3000 Hanover Street MS 1050 Palo Alto, CA 94304-1112

Paul T. Porrini

Vice President, Deputy General Counsel
and Assistant Secretary
(650) 857-4852 Tel
(650) 857-4837 Fax
paul.porrini@hp.com

VIA EDGAR

January 22, 2010

Ms. Katherine Wray

Attorney-Advisor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:	Hewlett-Packard Company
Preliminary Proxy Statement on Schedule 14A
Filed on January 12, 2010
File No. 001-04423

Dear Ms. Wray:

Thank you for your letter dated January 20, 2010 with regard to the above-referenced filing made by Hewlett-Packard Company (“HP”).  We have provided below HP’s responses to the comments set forth in your letter.  To facilitate your review, each of HP’s responses is presented beneath the corresponding comment.

Preliminary Proxy Statement on Schedule 14A

General

1.                                    Please amend your filing to append a form of proxy as required by Rule 14a-6(a) under the Securities Exchange Act of 1934.  Please ensure that the form of proxy complies with the requirements of Rule 14a-4 and Rule 14a-6(e)(1).

We acknowledge your comment and will append a form of proxy card to HP’s definitive proxy statement that complies with Rule 14a-4 and Rule 14a-6(e)(1).

Ms. Katherine Wray

January 22, 2010

Executive Compensation

Compensation Discussion and Analysis

Analysis of Elements of Executive Compensation

Base Pay, page 46

2.                                    You disclose in this section that base salaries for all of your named executive officers were reduced by 15-20% on March 16, 2009, as part of a cost-saving initiative in light of the challenging economic environment.  We note that you disclose elsewhere in the executive compensation discussion – including in footnote 2 to your summary compensation table and in your discussion of 2009 discretionary bonuses on page 59 – that the compensation committee subsequently approved a 2009 discretionary bonus for each named executive officer, “all or a portion of which is an amount equal to the fiscal 2009 base pay reductions incurred by the NEOs” as part of the cost-saving initiatives.  Please revise to briefly describe these discretionary bonuses in your discussion of base pay in the compensation discussion and analysis, or explain in your response letter why you believe it is appropriate to omit discussion of these discretionary bonuses from the CD&A.

In response to your comment, we will expand the discussion of base pay that appears under “Analysis of the Elements of Executive Compensation—Base Pay” in the Compensation Discussion and Analysis section (the “CD&A”) of HP’s definitive proxy statement substantially as follows:

“As discussed below under “Annual Incentive Pay,” in November 2009 the Committee approved discretionary cash awards to each NEO, all or a portion of which was equal to the amount of the base pay reduction incurred by the NEO during fiscal 2009.  All other employees who incurred a base pay reduction in fiscal 2009 also received discretionary cash awards equal to the base pay reductions they incurred.”

In addition, we will expand the discussion of the discretionary cash awards granted to NEOs that appears under “Analysis of the Elements of Executive Compensation—Annual Incentive Pay” in the CD&A section of HP’s definitive proxy statement substantially as follows:

“The Committee further considered that, as discussed under “Base Pay” above, the NEOs as well as many other HP employees experienced base pay reductions in fiscal 2009, and the Committee determined to allocate all or a portion of the discretionary cash awards granted to the NEOs and those other HP employees in recognition of the cost savings generated by those base pay reductions and the resulting impact on HP’s fiscal 2009 financial results.”

Annual Incentive Pay, page 47

3.                                    You disclose that awards pursuant to the company’s 2005 Pay-for-Results Plan are awarded based on achievement against revenue and net profit targets for the company as a whole and, for Messrs. Bradley and Joshi and Ms. Livermore, for their respective business units.  We note also your qualitative discussion of the level of actual achievement of the targets for business unit revenue and net profit in the penultimate paragraph on page 47.  Please tell us why you have not provided quantitative disclosure of the company-wide and business unit revenue and net profit targets, as well as actual achievement against such targets, used to determine annual incentive pay for fiscal 2009 for your named executive officers.

Ms. Katherine Wray

January 22, 2010

To the extent you believe that disclosure of some or all of the performance targets is not required because it would result in competitive harm, such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion.  In particular, your competitive harm analysis should justify why you do not intend to disclose what appear to be historical financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure.  In addition, to the extent that it is appropriate to omit specific targets pursuant to Instruction 4, please ensure that your disclosure provides meaningful disclosure regarding the level of difficulty of achieving the undisclosed targets.

As discussed in the CD&A, annual incentive pay under HP’s Pay-for-Results Plan (the “PfR Plan”) is awarded based on achievement against the key financial metrics of revenue and net profit.  HP has not disclosed the fiscal 2009 quantitative performance targets (the “PfR Targets”) established under the PfR Plan because we believe that the PfR Targets involve confidential commercial information, the disclosure of which would result in significant competitive harm to HP.  Therefore, in reliance on Instruction 4 to Item 402(b) of Regulation S-K, we do not believe that disclosure of the PfR Targets is required for the reasons set forth below.  In addition, as discussed below, we do not believe that such information is material and necessary to an understanding of HP’s compensation policies and decisions regarding its named executive officers within the meaning of Item 402(b).

(a)        Competitive Harm

Instruction 4 to Item 402(b) of Regulation S-K provides that registrants are not required to disclose target levels for specific quantitative performance-related factors, the disclosure of which would result in competitive harm to the registrant. The standard for determining whether disclosure would cause competitive harm for the registrant is the same standard that applies when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure under Exemption 4 of the Freedom of Information Act (“FOIA”) and Rule 80(b)(4) thereunder.

Exemption 4 of FOIA exempts from the class of material that public agencies must disclose “[t]rade secrets and commercial or financial information obtained from a person and privileged or confidential.” The standards for determining what constitutes confidential commercial or financial information, the disclosure of which would cause competitive harm, have largely been addressed in case law, including National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) (“Morton”); National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976); and Critical Mass Energy Project v. NRC, 931 F.2d 939 (D.C. Cir. 1991), vacated & reh’g en banc granted, 942 F.2d 799 (D.C. Cir. 1991), grant of summary judgment to agency aff’d en banc, 975 F.2d 871 (D.C. Cir. 1992).

Ms. Katherine Wray

January 22, 2010

Under the case law criteria, commercial or financial information will be deemed “confidential” if disclosure thereof would be likely “to cause substantial harm to the competitive position of the person from whom the information was obtained.” See e.g., Morton. Another test of whether information is confidential is whether the information is of the type that would not customarily be released to the public by the person from whom it was obtained. Sterling Drug, Inc. v. Federal Trade Commission, 450 F.2d 698, 709 (D.C. Cir. 1971). Over the years, courts have frequently characterized information relating to business, commerce or trade as confidential.

For the reasons set forth below, we believe that disclosure of the PfR Targets could cause significant competitive harm to HP in the following ways:

•                                          Disclosure of the PfR Targets would expose HP’s confidential internal financial projections, particularly at the segment and business unit level.  While HP does provide investors with quarterly revenue and earnings guidance at the consolidated company level, HP does not provide quarterly guidance regarding revenue and profitability at either the financial reporting segment or at the business unit level.  In addition, as noted in the CD&A, and as discussed below, the HR and Compensation Committee (the “Committee”) establishes aggressive targets, and we do not want investors or competitors to interpret such targets as being in the range of what we believe is likely be achieved.

•                                          While disclosure would be of historical PfR Targets, we nevertheless believe that such disclosure would cause significant competitive harm to HP.  First, if such disclosure were provided, HP’s competitors would know its historical forecasting models, which they could use as a paradigm for forecasting or extrapolating to future periods. Second, disclosure of the PfR Targets would provide insight into HP’s confidential annual business plan, which would enable HP’s competitors to measure HP’s performance against the plan to determine what portions of HP’s business are most vulnerable to competition.

•                                          Disclosure of the PfR Targets could be used by HP’s competitors to gain insight into HP’s areas of key strategic focus.  For example, because the PfR Targets are set at the business unit level, disclosure of those targets could provide HP’s competitors with insight into HP’s areas of expected growth, as well as areas in which HP may be looking to enter a new market, which could be reflected in relatively lower revenue and profitability targets in the near-term.  Finally, customers or competitors of more mature or established HP divisions could use revenue and profitability forecasts to determine its margins and/or seek more favorable contractual terms in negotiations.

•                                          HP’s compensation practices are also competitively sensitive. If HP was required to disclose the PfR Targets, HP’s competitors would know precisely how the financial performance of HP and its individual business units affects HP’s executives’ overall compensation. They could use this information to compete with HP when recruiting and hiring executives or seeking to attract HP executives.

Ms. Katherine Wray

January 22, 2010

(b)        Materiality to Investors

Item 402(b) of Regulation S-K and Instruction 1 thereto state that the purpose of the CD&A is to provide to investors information that is (i) “material” or comprises “material elements of the registrant’s compensation of the named executive officers,” and (ii) “necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” Accordingly, quantitative disclosure regarding performance goals need only be included in the CD&A if such information is material and necessary to an understanding of our compensation policies and decisions for our named executive officers.

We do not believe that further disclosure regarding the determination of annual incentive payments under the PfR Plan is required because it is not “material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.”  In this regard, narrative information regarding the structure of the PfR Plan, including a discussion about why the Committee designed the plan using that structure and why the performance metrics were chosen, is disclosed because the PfR Plan is an important component of HP’s Total Rewards Program. However, as discussed below, we do not believe that information regarding each specific performance target would provide investors with a materially greater understanding of the PfR Plan.

As described under “Analysis of the Elements of Executive Compensation—Annual Incentive Pay” in the CD&A, annual revenue and net profit targets under the PfR Plan are set for each of HP’s business units, and HP’s overall targets are determined by aggregating targets set at each business unit.  For PfR Plan participants in operating business units, 50% of the annual incentive payment is determined by business unit performance, and 50% is determined by overall HP performance, although the percentages vary in certain business units.  For PfR Plan participants not in operating business units (including the CEO and CFO), annual incentive payments are determined based on aggregated business unit results.

We believe that this disclosure of the components of the PfR Plan constitutes the most significant information regarding the material elements of the PfR Plan, and, together with the other information in the CD&A, provides investors with an understanding of HP’s compensation policies and decisions regarding its NEOs. In addition, due to the fact that HP sets targets at many different business units, information regarding the specific PfR Targets at each of these business units would not materially aid an investor’s “understanding of [HP’s] compensation policies and decisions regarding its named executive officers.”

For example, in determining the annual incentive payment under the PfR Plan for Ann Livermore, who heads HP’s Enterprise Business (“EB”), 25% of that payment is determined based on EB net profit, 25% is determined based on EB revenue, and the remaining 50% is determined based on aggregated company-wide revenue and net profit.  EB revenue and EB net profit are derived from the aggregation of the revenue and net profit of each of the multiple business units within EB.  Under this formula, if one of the business units within EB significantly exceeded either one or both of its own performance targets in a particular year while the performance of the remaining HP business units was below target, the amount of Ms. Livermore’s annual incentive payment could be very small.  However, Ms. Livermore might receive a higher annual incentive payment even if all of the EB business units performed significantly below target in a particular year if the remaining HP business units all exceeded their targets.  Therefore, the specific targets applicable to particular business units are not material to an understanding of how annual incentive payments under the PfR Plan are determined.

Ms. Katherine Wray

January 22, 2010

Instruction 4 to Item 402(b) of Regulation S-K provides that if a registrant determines that the disclosure of performance targets would cause competitive harm and therefore excludes that information, the registrant must disclose “how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels.”  We believe that the CD&A already contains meaningful disclosure regarding the level of difficulty of achieving HP’s fiscal 2009 performance targets.  As described on page 41 of the CD&A, HP’s performance targets are “aggressive” and require the achievement of “significant financial performance.”  In addition, as discussed on page 45 of the CD&A, performance targets for a particular fiscal year are generally set to drive improved year-over-year performance taking into account the business results from the prior fiscal year, and, as discussed on page 47, the fiscal 2009 targets “were set primarily based on expected improvement over prior-year achievements,” which results were very strong in fiscal 2008.  As noted on page 47, the fiscal 2009 targets were set in January 2009, at a time when the full extent of that economic downturn that had begun in the fall of 2008 was not known, and, as noted on page 48, the Committee took the difficult of achieving those targets into account when approving the discretionary cash awards.  Moreover, the fact that the fiscal 2009 targets were set aggressively is implicit in the disclosure on page 47 that most business units did not meet both their fiscal 2009 performance targets.

Notwithstanding the foregoing, if deemed necessary by the staff, we will expand the disclosure in HP’s definitive proxy statement substantially as follows:

“The fact that targets were set aggressively for fiscal 2009 was demonstrated by the fact that most business units did not meet their fiscal 2009 targets, although all business units achieved at least threshold performance levels.  In addition, for fiscal 2008, performance was below target in one business unit, at or slightly above target in some business units, and well above target in other business units.  For fiscal 2007, performance was above target in all business units, reflecting superior performance across the company.  For the five fiscal years preceding fiscal 2007, annual incentive payments under the PfR Plan in some years were minimal, including no payments for some of the then-NEOs in some of those years.”

Long-Term Incentive Pay, page 48

4.                                    It appears from your disclosure that 2009 awards to your named executive officers under the company’s PRU Program and the Long-Term Performance Cash Program were made based all or in part on achievement of performance targets for annual cash flow from operations as a percentage of revenue.  We note also your disclosure on page 60 that special performance-based cash incentive awards for Messrs. Bradley and Hurd and Ms. Livermore for 2009 were awarded based on achievement of the same annual cash-flow goals that applied for fiscal 2009 to the PRU Program and the Long-Term Performance Cash Program.  To the extent material to an understanding of the company’s compensation policies and decisions, please provide clear, quantitative disclosure of the performance targets for cash flow from operations as a percentage of revenue used to determine each of the foregoing awards, or explain to us why you believe such disclosure is not required.  We note in this regard that you disclose that the compensation committee reviewed the company’s actual cash flow from operations as a percentage of revenue for fiscal 2009 and certified that performance was achieved at 100.94% of target.  Please tell us what consideration you gave to disclosing the specific targets for cash flow from operations as a percentage of revenue, in addition to the percentage achievement attained.

Ms. Katherine Wray

January 22, 2010

We have not disclosed the fiscal 2009 cash flow from operations as a percentage of revenue targets (the “LTIP Targets”) applicable to awards under the performance-based restricted unit program (the “PRU Program”), the Long-Term Performance Cash Program (the “LTPC Program”) and the special performance-based cash incentive awards (collectively, the “LTIP Plans”) because we believe that the LTIP Targets involve confidential commercial information, the disclosure of which would result in significant competitive harm to HP.  Therefore, in reliance on Instruction 4 to Item 402(b) of Regulation S-K, we do not believe that disclosure of the LTIP Targets is required for the reasons set forth below.  In addition, as discussed below, we do not believe that information about the specific LTIP Targets is material and necessary to an understanding of HP’s compensation policies and decisions regarding its named executive officers within the meaning of Item 402(b).

(a)        Competitive Harm

As discussed in response to comment 3 above, Instruction 4 to Item 402(b) of Regulation S-K provides that registrants are not required to disclose target levels for specific quantitative performance-related factors, the disclosure of which would result in competitive harm to the registrant.  We believe that disclosure of the LTIP Targets could cause significant competitive harm to HP for many of the same reasons discussed in response to comment 3.  In this regard, disclosure of the LTIP Targets would expose HP’s confidential internal financial projections as HP does not provide guidance regarding cash flow from operations as a percentage of revenue, and we do not want investors or competitors to interpret such targets as being in the range of what we believe is likely be achieved.1  In addition, if such disclosure were provided, HP’s competitors would know its historical forecasting models, which they could use as a paradigm for forecasting or extrapolating to future periods. Further, if HP was required to disclose the LTIP Targets, HP’s competitors would know precisely how the financial performance of HP affects HP’s executives’ overall compensation, which information could be used to compete with HP when recruiting and hiring executives or seeking to attract HP executives.

(b)        Materiality to Investors

We do not believe that further disclosure regarding the determination of payments under the LTIP Plans is required because it is not “material information that is necessary to an understanding of our compensation policies and decisions regarding the named executive officers.”  In this regard, narrative information regarding the structure of the LTIP Plans is provided because those plans are an important component of HP’s Total Rewards Program.  We believe that the narrative information currently included in the CD&A constitutes the most relevant information regarding the material elements of the LTIP Plans, and, together with the other information in the CD&A, is sufficiently detailed to provide investors with an understanding of those plans.

1 In determining cash flow from operations as a percentage of revenue for purposes of assessing performance under the LTIP Targets, the Committee has the discretion to make adjustments to exclude certain events that occur during a performance period, including asset write-downs; litigation or claim judgments or settlements; the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results; accruals for reorganization and restructuring programs; and other extraordinary non-recurring items.  Therefore, the cash flow from operations as a percentage of revenue amount used by the Committee to determine performance under the LTIP Plans may differ from cash flow from operations as a percentage of revenue calculated based on the information reported in HP’s financial statements.

In addition, with respect to awards under the PRU Program and the LTPC Program, the number of shares to be issued or the amount of the payment to be made upon vesting of the award is determined annually over a three-year period and, at the end of that period, is modified, or even eliminated, based on HP’s total shareholder return during that period. As such, disclosure of a specific LTIP Target for a particular year would not materially aid an investor’s understanding and, therefore, is not “necessary to an understanding of [HP’s] compensation policies and decisions regarding its named executive officers.”

*          *          *

HP acknowledges that:

•                                          HP is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          HP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Ritenour at (650) 857-3059 or me at (650) 857-4852 if you have any questions about this letter.

Very truly yours,

/s/ Paul T. Porrini

Paul T. Porrini